                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G




             INFORMATION STATEMENT PURSUANT TO RULE 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                    ADVANCED DIGITAL INFORMATION CORPORATION
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                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)


                                   007525-10-8
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                      (CUSIP Number of Class of Securities)



Check the following box if a fee is being paid with this statement.  [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

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CUSIP NO.  007525-10-8               SCHEDULE 13G              Page 2 of 7 Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JOHN W. STANTON                     SS# ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]
                                                                         (B) [ ]
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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the laws of the State of Delaware
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                      5    SOLE VOTING POWER

NUMBER OF                  481,484 (1)
SHARES                6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   0
EACH                  7    SOLE DISPOSITIVE POWER
REPORTING
PERSON                     481,484 (1)
WITH                  8    SHARED DISPOSITIVE POWER
                           0
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          481,484
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.0%
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12        TYPE OF REPORTING PERSON*
          IN
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                  NOTES TO SCHEDULE 13G FOR JOHN W. STANTON



         (1) Includes 13,000 shares subject to issuance upon exercise of options for the Company's Common Stock that are exercisable within 60 days of December 31, 1996.




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                           AMENDMENTS TO SCHEDULE 13G

ITEM 1(A).  NAME OF ISSUER.

         This Schedule 13G relates to Advanced Digital Information Corporation, a Washington corporation (the "Company").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The Company's principal executive offices are located at 10201 Willows Rd., P.O. Box 97057-9757, Redmond, WA 98073-9705

ITEM 2(A).  NAME OF PERSONS FILING.

         John W. Stanton

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         The business address of the reporting person is Western Wireless Corporation, Suite 100, 2001 N.W. Sammamish Rd., Issaquah, WA 98027

ITEM 2(C).  CITIZENSHIP.

         Mr. Stanton is a United States citizen.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

         This Schedule 13G relates to the Company's common stock, no par value (the "Common Stock").

ITEM 2(E).  CUSIP NUMBER.

         The CUSIP Number for the Company's Common Stock is 007525-10-8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under Section 15 of the Act,

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,


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        (d) [ ] Investment Company registered under Section 8 of the Investment
                Company Act,

        (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

        (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                 NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

         The following describes the ownership of Common Stock by John W. Stanton as of December 31, 1996:

         (a)      Amount beneficially owned:  481,484

         (b)      Percent of class:  6.0%

         (c)      Number of shares as to which such person has:

                        (i)    Sole power to vote or direct the vote:
                               481,484 (1)

                       (ii)    Shared power to vote or to direct the vote:  0

                      (iii) Sole power to dispose or to direct the disposition of: 481,484 (1)

                       (iv) Shared power to dispose or to direct the disposition of: 0

         --------------------

         (1) Includes 13,000 shares subject to issuance upon exercise of options for the Company's Common Stock that are exercisable within 60 days of December 31, 1996.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.


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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.


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                                    SIGNATURE

         The undersigned hereby agrees that this Schedule is filed on behalf of him and, after reasonable inquiry and to best of his knowledge and belief, hereby certifies that the information set forth in this statement is true, complete and correct.

         Dated:   February 14, 1997

                                       By      /s/ John W. Stanton
                                          ----------------------------------
                                                   John W. Stanton





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